Delisting Determination,The Nasdaq Stock Market, LLC,
March 26, 2009, AtheroGenics, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of AtheroGenics, Inc.
(the Company), effective at the opening of the trading session on April 6, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4450(b)(4). The Company was notified of the Staffs determination on June 24, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issued a decision on September 15, 2008 and granted continued listing conditioned upon the
Company regaining compliance by December 22, 2008.
On October 7, 2008, staff notified the Company that it was subject to delisting for an additional deficiency pursuant to Marketplace Rules 4300, 4450(f) and IM-4300, based on its filing for protection under Chapter 11 of the U.S. Bankruptcy Code. On October 8, 2008, the
Company notified the Panel that it did intend to contest a delisting based on that determination. On
October 10, 2008, the Panel notified the Company that it had determined to delist the Companys securities based on Marketplace Rules 4300, 4450(f) and IM 4300.
Trading in the Companys securities was suspended on October 14, 2008. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on November 25, 2008.